

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 22, 2016

<u>Via E-mail</u>
Cherif Medawar
Chief Executive Officer
United Group Fund, Inc.
18622 Rocoso Pl
Tarzana, California 91356

> **Re:** **United Group Fund, Inc.**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 24, 2015**
> **CIK No. 0001646036**

Dear Mr. Medawar:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part II – Offering Statement</u>

<u>Prospectus Summary, page 5</u>

1.   We note your disclosure that you may invest in MIGSIF, LLC in certain situations. Please revise to disclose the proportion of your assets which may be invested in MIGSIF, LLC. Please refer to Instruction 1 of Item 13(c) of Form S-11.

Director, Executive Officers, Promoters and Control Persons, page 40

2. We note your revised disclosure in response to comment 8 and your disclosure on page 41 that Mr. Medawar is currently managing single family properties located in the northern California area approximately valued at $27 million. Please expand your disclosure to explain how you determined this valuation.

Prior Performance of Affiliates, page 24

3. We note your table on page 44 that summarizes the transactions and portfolio of MIGSIF, LLC. Please explain in detail the column "Carrying, Closing and Improvements Costs" including the negative amounts.

You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq. (*via E-mail*)